Management responsibility

The consolidated financial statements and all information in the Annual Report are the responsibility of the Company's management. The consolidated financial statements have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and, where necessary, include amounts which are based on best estimates and judgement. Financial information presented throughout the Annual Report is consistent with the data presented in the consolidated financial statements.

A system of internal accounting and administrative controls is maintained by management in order to provide reasonable assurance that transactions are appropriately authorized, assets are safeguarded and financial records are properly maintained to provide accurate and reliable financial statements. In the year ended September 24, 2005, the Company did not make any significant changes to, nor take any significant corrective actions regarding its internal controls and procedures relating to financial reporting. As of December 15, 2005, the undersigned were satisfied with the effectiveness of the aforementioned controls and procedures.

As required by the Sarbanes-Oxley Act and the rules promulgated by the US Securities and Exchange Commission (SEC), we have filed certificates relating to the accuracy of the information contained in Tembecs annual financial statements, annual MD&A and AIF, and the adequacy of procedures and controls relating to financial disclosure.

The Company's external auditors are responsible for auditing the consolidated financial statements and giving an opinion thereon. The external auditors also prepare for management a report on internal control weaknesses identified during the course of the annual audit. In addition, the Company employs internal auditors to evaluate the effectiveness of its systems, policies and procedures.

The Board of Directors has appointed an Audit Committee, consisting solely of independent directors, which reviews the consolidated financial statements and recommends their approval to the Board of Directors. The Committee meets periodically with the external auditors, the internal auditors and management to review their respective activities and the discharge of each of their responsibilities. Both the external and internal auditors have direct access to the Committee to discuss the scope of their audit work and the adequacy of internal control systems and financial reporting procedures.

The accompanying consolidated financial statements have been audited by the external auditors, KPMG LLP, whose report follows.

FRANK A. DOTTORI	MICHEL J. DUMAS
President and Chief Executive Officer	Executive Vice President, Finance
and Chief Financial Officer

Auditors' report

To the Shareholders of Tembec Inc.

We have audited the consolidated balance sheets of Tembec Inc. as at September 24, 2005 and September 25, 2004, and the consolidated statements of operations, retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 24, 2005 and September 25, 2004, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Montreal, Canada
November 8, 2005

Consolidated balance sheets
SEPTEMBER 24, 2005 AND SEPTEMBER 25, 2004
(in millions of dollars)
	2005	2004
		(Restated)
A S S E T S
Current assets:
Cash and cash equivalents	$ 0.1	$ 70.1
Temporary investments	15.7	21.9
Derivative financial instruments (note 22)	5.9	82.2
Accounts receivable (note 8)	428.1	464.5
Inventories (notes 3 and 8)	579.4	569.4
Prepaid expenses	24.2	21.5
	1,053.4	1,229.6

Derivative financial instruments (note 22)	–	32.1
Investments	19.5	22.1
Fixed assets (note 5)	2,130.8	2,401.6
Other assets (note 6)	122.8	119.1
Future income taxes (note 19)	94.9	88.5
Goodwill (notes 2, 7 and 17)	3.3	28.9
	$ 3,424.7	$ 3,921.9

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans (note 8)	$ 187.7	$ 73.9
Accounts payable and accrued charges	502.8	520.7
Current portion of deferred gain on foreign exchange contracts (note 22)	38.4	117.9
Current portion of long-term debt (note 9)	21.3	9.4
	750.2	721.9

Long-term debt (note 9)	1,494.4	1,608.0
Deferred gain on foreign exchange contracts (note 22)	–	38.4
Other long-term liabilities and credits (note 10)	139.5	136.2
Future income taxes (note 19)	119.3	191.1
Minority interests (note 11)	5.4	5.3
Redeemable preferred shares (notes 12 and 13)	25.7	25.7

Commitments and contingencies (note 14)

Shareholders' equity:
Share capital (note 13)	831.4	833.8
Contributed surplus (note 13)	7.1	5.5
Cumulative exchange translation of foreign subsidiaries	(3.0)	(3.0)
Retained earnings	54.7	359.0
	890.2	1,195.3
	$ 3,424.7	$ 3,921.9

See accompanying notes to consolidated financial statements.
On behalf of the Board:

Chairman	President and
Chief Executive Officer

Consolidated statements of operations
YEARS ENDED SEPTEMBER 24, 2005 AND SEPTEMBER 25, 2004
(in millions of dollars, unless otherwise noted)
	2005	2004
		(Restated)
Sales	$ 3,585.0	$ 3,664.8

Freight and sales deductions	413.3	422.2
Countervailing and antidumping duties (note 14)	89.4	111.4
Cost of sales	2,885.6	2,784.1
Selling, general and administrative	171.6	178.6

Earnings before unusual items, interest, income taxes, depreciation
and amortization, and other non-operating expenses (EBITDA) (note 15)	25.1	168.5

Depreciation and amortization (note 16)	243.7	234.7
Unusual items (note 17)	254.5	46.6

Operating loss	(473.1)	(112.8)

Interest, foreign exchange and other (note 18)	11.1	(99.0)
Exchange gain on long-term debt	(124.8)	(93.5)

Earnings (loss) before income taxes and minority interests	(359.4)	79.7

Income taxes (recovery) (note 19)	(55.1)	42.3
Minority interests	–	0.4
Net earnings (loss)	$ (304.3)	$ 37.0
Basic earnings (loss) per share (note 13)	$ (3.55)	$ 0.43
Diluted earnings (loss) per share (note 13)	$ (3.55)	$ 0.43

Consolidated statements of retained earnings
YEARS ENDED SEPTEMBER 24, 2005 AND SEPTEMBER 25, 2004
(in millions of dollars)
	2005	2004
Retained earnings, beginning of year	$ 360.4	$ 323.0
Adjustment resulting from a change in accounting policies (note 1)	(1.4)	(1.0)
Restated retained earnings, beginning of year	359.0	322.0
Net earnings (loss)	(304.3)	37.0
Retained earnings, end of year	$ 54.7	$ 359.0

See accompanying notes to consolidated financial statements.

Consolidated statements of cash flows
YEARS ENDED SEPTEMBER 24, 2005 AND SEPTEMBER 25, 2004
(in millions of dollars)
	2005	2004
		(Restated)
Cash flows from operating activities:
Net earnings (loss)	$ (304.3)	$ 37.0
Adjustments for:
Depreciation and amortization (note 16)	243.7	234.7
Amortization of deferred financing costs	5.4	5.3
Exchange gain on long-term debt	(124.8)	(93.5)
Amortization of deferred gain on foreign exchange contracts (note 22)	(117.9)	(149.3)
Derivative financial instruments gain (note 22)	(30.3)	(84.6)
Proceeds on sale of derivative financial instruments (note 22)	138.7	193.7
Loss on consolidation of foreign integrated subsidiaries	6.0	2.0
Future income taxes (note 19)	(61.8)	35.4
Unusual items (note 17)	223.1	46.6
Other	9.6	8.1
	(12.6)	235.4
Changes in non-cash working capital:
Temporary investments	6.2	4.8
Accounts receivable	2.6	(25.9)
Inventories	(28.4)	(59.0)
Prepaid expenses	(3.6)	(6.5)
Accounts payable and accrued charges	(1.4)	58.0
	(24.6)	(28.6)

	(37.2)	206.8
Cash flows from investing activities:
Acquisition of companies (note 2)	–	(99.7)
Additions to fixed assets	(150.4)	(144.7)
Proceeds from disposal of fixed assets	5.4	2.0
Acquisition of investments, net of disposals	(1.8)	(1.1)
Other	(19.1)	(15.7)
	(165.9)	(259.2)
Cash flows from financing activities:
Change in operating bank loans	113.8	73.9
Increase in long-term debt	33.7	11.8
Repayments of long-term debt	(10.6)	(28.5)
Increase in other long-term liabilities	4.4	11.6
Repayments of other long-term liabilities	(3.8)	(7.2)
Repurchase of common shares	(1.9)	(0.4)
Other	(1.3)	4.4
	134.3	65.6
Foreign exchange loss on cash and cash equivalents held in
foreign currencies	(1.2)	(0.3)
Net increase (decrease) in cash and cash equivalents	(70.0)	12.9
Cash and cash equivalents, beginning of year	70.1	57.2
Cash and cash equivalents, end of year	$ 0.1	$ 70.1

Interest paid in 2005 totalled $131.3 million (2004 – $138.7 million) and income taxes paid amounted to $8.4 million (2004 – $8.7 million).

See accompanying notes to consolidated financial statements.

Consolidated business segment information
YEARS ENDED SEPTEMBER 24, 2005 AND SEPTEMBER 25, 2004
(in millions of dollars)

					2005
				Chemical
	Forest			& other
	products	Pulp	Paper	products	Consolidated
Sales:
External	$ 1,158.0	$ 1,290.1	$ 942.8	$ 194.1	$ 3,585.0
Internal	195.5	82.5	–	14.8	292.8
	1,353.5	1,372.6	942.8	208.9	3,877.8

EBITDA	55.0	(24.7)	(13.1)	7.9	25.1

Depreciation and amortization (note 16)	61.9	114.0	60.5	7.3	243.7

Unusual items (note 17)	57.1	3.8	193.6	–	254.5

Operating earnings (loss)	(64.0)	(142.5)	(267.2)	0.6	(473.1)

Net fixed asset additions:
Gross fixed asset additions	74.7	63.0	11.1	1.6	150.4
Proceeds from disposals	(4.5)	(0.5)	–	(0.4)	(5.4)
	70.2	62.5	11.1	1.2	145.0

Goodwill	2.4	–	–	0.9	3.3

Identifiable assets – excluding cash
and cash equivalents	813.8	1,490.1	913.7	207.0	3,424.6

Cash and cash equivalents					0.1
Total assets					$ 3,424.7

Consolidated business segment information (continued)
YEARS ENDED SEPTEMBER 24, 2005 AND SEPTEMBER 25, 2004
(in millions of dollars)
					2004
					(Restated)
				Chemical
	Forest			& other
	products	Pulp	Paper	products	Consolidated
Sales:
External	$ 1,209.6	$ 1,334.3	$ 953.5	$ 167.4	$ 3,664.8
Internal	213.2	83.3	–	13.2	309.7
	1,422.8	1,417.6	953.5	180.6	3,974.5

EBITDA	129.7	61.4	(29.8)	7.2	168.5

Depreciation and amortization (note 16)	51.7	108.3	66.6	8.1	234.7

Unusual items (note 17)	–	–	9.8	36.8	46.6

Operating earnings (loss)	78.0	(46.9)	(106.2)	(37.7)	(112.8)

Net fixed asset additions:
Gross fixed asset additions	40.6	88.2	13.1	2.8	144.7
Proceeds from disposals	(1.8)	(0.1)	–	(0.1)	(2.0)
	38.8	88.1	13.1	2.7	142.7

Goodwill	6.4	–	21.6	0.9	28.9

Identifiable assets – excluding cash
and cash equivalents	846.5	1,522.7	1,168.6	314.0	3,851.8

Cash and cash equivalents	–	–	–	–	70.1
Total assets					$ 3,921.9

Consolidated geographic segment information
YEARS ENDED SEPTEMBER 24, 2005 AND SEPTEMBER 25, 2004
(in millions of dollars)
					2005
				Chemical
	Forest			& other
	products	Pulp	Paper	products	Consolidated
Sales (by final destination):
Canada	$ 443.4	$ 53.0	$ 99.6	$ 115.2	$ 711.2
United States	648.8	204.7	822.5	51.7	1,727.7
Pacific Rim and India	13.2	392.7	3.5	5.2	414.6
United Kingdom, Europe and other	52.6	639.7	17.2	22.0	731.5
	$ 1,158.0	$ 1,290.1	$ 942.8	$ 194.1	$ 3,585.0

					2004
				Chemical
	Forest			& other
	products	Pulp	Paper	products	Consolidated
Sales (by final destination):
Canada	$ 445.1	$ 68.1	$ 110.7	$ 98.2	$ 722.1
United States	707.9	197.9	805.8	37.6	1,749.2
Pacific Rim and India	14.2	445.5	13.0	6.7	479.4
United Kingdom, Europe and other	42.4	622.8	24.0	24.9	714.1
	$ 1,209.6	$ 1,334.3	$ 953.5	$ 167.4	$ 3,664.8

				2005	2004
					(Restated)
Fixed assets and goodwill:
Canada				$ 1,782.6	$ 2,014.6
United States				175.1	226.8
United Kingdom, Europe and other				176.4	189.1
				$ 2,134.1	$ 2,430.5

Notes to consolidated financial statements

YEARS ENDED SEPTEMBER 24, 2005 AND SEPTEMBER 25, 2004
(in millions of dollars, unless otherwise noted)

1. Significant accounting policies:

Changes in accounting policies

Effective September 26, 2004, the Company adopted retroactively with restatement the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 3110 with respect to asset retirement obligations. These recommendations require entities to record a liability at fair value, in the period in which a legal obligation associated with the retirement of an asset is incurred. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk free interest rate. For such assets, a liability will be initially recognized in the period in which sufficient information exists to estimate a range of possible settlement dates. For the Company, asset retirement obligations in connection with the adoption of CICA Handbook Section 3110 were primarily related to landfill capping obligations. The adoption of CICA Handbook Section 3110 has decreased the September 25, 2004 retained earnings by $1.4 million, increased net fixed assets by $1.1 million, decreased future income taxes by $0.7 million and increased liabilities by $3.2 million. The restatement resulted in a decrease in net earnings of $0.4 million ($0.01 per share) for the year ended September 25, 2004.

Effective October 1st, 2003, the CICA introduced new recommendations under CICA Handbook Section 1100 for the application of Generally Accepted Accounting Principles (GAAP), which, among other things, provides guidance on alternate sources to consult with when an issue is not specifically addressed by Canadian GAAP. Previously, the Company, along with others in the Forest Industry, presented sales net of shipping, handling costs and countervailing and anti-dumping duties. As a result of applying this new standard, the Company has removed its reference to gross and net sales.

Effective September 28, 2003, the Company adopted prospectively, without restatement, the new recommendations of CICA Handbook Section 3870 with respect to stock-based compensation plans. These recommendations require the use of a fair-value based approach to accounting for stock-based compensation awards granted to employees. The Company has recorded an expense for stock-based compensation plans in fiscal 2004 and 2005 and has provided the required pro forma disclosures for issuances from September 30, 2001 to September 27, 2003 in the notes of the current financial statements.

Effective September 28, 2003, the Company adopted the new recommendations of CICA Handbook Section 3063 with respect to the impairment of long-lived assets. These recommendations provide accounting guidance for the determination of long-lived asset impairment as well as recognition, measurement and disclosure of the impairment.

Effective September 28, 2003, the Company applied the accounting treatment prescribed by Emerging Issues Committee ("EIC") EIC-128 of the CICA Handbook with respect to the accounting for trading, speculative or non-hedging derivative financial instruments. The abstract addresses the accounting treatment for derivative financial instruments that do not qualify for hedge accounting. The financial statements prospectively account for derivative financial instruments on a market value basis and the deferred gain recognized at the beginning of the fiscal year is being amortized into earnings based on the original maturity dates of the derivative financial instruments. As a result of applying EIC-128 of the CICA Handbook, the Company recognized a deferred gain of $223.4 million relating to derivative financial instruments that were outstanding at the beginning of fiscal 2004 and the same amount was also recognized as an asset on the balance sheet.

Basis of consolidation

The consolidated financial statements include the accounts of Tembec Inc. (the "Corporation") and all its subsidiaries and joint ventures (collectively "Tembec" or the "Company"). Investments over which the Corporation has effective control are fully consolidated. Investments over which the Corporation exercises significant influence are accounted for by the equity method. The Corporation's interest in joint ventures is accounted for by the proportionate consolidation method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Significant accounting policies (continued):

Business of the Company

The Company operates an integrated forest products business. Prior to the December 2004 quarter, the Company consisted of five reportable business segments: Forest products, Pulp, Paper, Paperboard and Chemicals. Due to recent organizational and reporting changes, the Paper and Paperboard segments have been regrouped under Paper. Comparative figures for prior periods have been reclassified to conform with the new segment presentation. The performance of each segment is evaluated by the management of the Company against short-term and long-term financial objectives as well as environmental and other key criteria. The Forest products segment consists primarily of forest and sawmill operations, which produce lumber and building materials. The Pulp segment includes the manufacturing and marketing activities of a number of different types of pulps. The Paper segment consists primarily of production and sales of newsprint, coated papers and bleached board. The Chemical and other products segment consists primarily of the transformation and sale of resins and pulp by-products. Intersegment transfers of wood chips, pulp, chemicals and other services are recorded at transfer prices agreed to by the parties, which are intended to approximate fair market value. The accounting policies used in these business segments are the same as those described in this note.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant areas requiring the use of management estimates are: useful lives of plant and equipment, impairment of long-lived assets and goodwill, employee future benefits and income taxes. Actual results could differ from those estimates.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, goods have been delivered, there are no uncertainties surrounding product acceptance, the related revenue is fixed and determinable and collection is reasonably assured.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits, banker's acceptances and commercial paper with maturities of three months or less and are recorded at cost, which approximates market value.

Inventories

Finished goods are valued at the lower of cost, on a first in, first out or average cost basis, and net realizable value. Other inventories are valued at the lower of cost, on a first in, first out or average cost basis, and replacement cost.

Investments

Investments in affiliated companies in which Tembec has no significant influence are carried at cost. Investments over which the Company exercises significant influence are accounted for by the equity method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Significant accounting policies (continued):

Fixed assets and government assistance

Fixed assets are recorded at cost after deducting investment tax credits and government assistance.

Depreciation and amortization are provided over their estimated useful lives, generally on a straight-line basis, as follows:
Asset	Period
Buildings, Pulp, Newsprint and Papermill production equipment	20 – 30 years
Sawmill production equipment	10 – 15 years
Boardmill production equipment	25 – 30 years

Certain forest access roads are depreciated in relation to the volume of wood cut and certain machinery and equipment are depreciated using units of production.

Capitalized interest is based on the average cost of construction of major projects in progress during the year, using interest rates actually paid on long-term debt.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the carrying value of the assets may not be recoverable, as measured by comparing their net book value to the estimated undiscounted future cash flows generated by their use. Impaired assets are recorded at fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition.

Goodwill

Goodwill is subject to an annual impairment test or more frequently if events or changes in circumstances indicate that goodwill might be impaired. Testing for impairment is accomplished mainly by determining whether the fair value of a reporting unit, based on discounted cash flows, exceeds the net carrying amount of the net assets of that reporting unit as at the assessment date. If the fair value is greater than the carrying amount, no impairment is necessary. In the event that the carrying amount exceeds the fair value, a second test must be performed whereby the fair value of the reporting unit's goodwill must be estimated to determine if it is less than its carrying amount. Fair value of goodwill is estimated in the same manner as goodwill is determined in an acquisition, that is, the excess of the fair value of the reporting unit's over the fair value of the identifiable net assets of the reporting unit. In the case where the carrying value of the reporting unit exceeds its fair value, the carrying value of goodwill will be reduced and an impairment loss recognized and charged to operating results.

Other assets

(i)   Development and pre-operating expenses are amortized on a straight-line basis over a period not exceeding 5 years.

(ii)  Financing costs are amortized on a straight-line basis over the expected term of the related debt.

(iii) Timber rights are amortized on a straight-line basis over a period not exceeding 40 years.

(iv) Assets held for resale are valued at the lower of cost and net realizable value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Significant accounting policies (continued):

Environmental costs

The Company is subject to environmental laws and regulations enacted by federal, provincial, state and local authorities. Environmental expenditures that will benefit the Company in future years are recorded at cost and capitalized as part of fixed assets. Depreciation is charged to income over the estimated future benefit period of the assets. Environmental expenditures, that are not expected to provide a benefit to the Company in future periods, are accrued and expensed to earnings, on a site-by-site basis, when a requirement to remedy an environmental exposure is probable and a cost can be reasonably estimated.

Asset retirement obligations

Asset retirement obligations are recognized, at fair value, in the period in which the Company incurs a legal obligation associated to the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk-free interest rate.

Employee future benefits

Pension benefit plans

The Company accrues the cost of defined benefit plans as determined by independent actuaries based on assumptions determined by the Company. The net periodic benefit cost includes:

–  the cost of pension benefits provided in exchange for employees' services rendered during the year;

– the interest cost of pension obligations;

– the expected return on pension fund assets based on the fair value of plan assets;

–  gains or losses on settlements or curtailments, where, when the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement;

–  the straight-line amortization of past service costs and plan amendments over the average remaining service period of the active employee group covered by the plans; and

–  the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation or market-related value of plan assets at the beginning of year over the average remaining service period of the active employee group covered by the plans.

The pension plan obligations are determined in accordance with the projected benefit method prorated on services.

Other employee future benefit plans

The Company accrues the cost of post-retirement benefits other than pensions as determined by independent actuaries based on assumptions determined by the Company. These benefits, which are funded by the Company as they become due, include life insurance programs as well as medical and dental benefits. The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the accrued benefit obligation at the beginning of the year, over the average remaining service period of the active employee group covered by the plans.

Translation of foreign currencies

Monetary assets and liabilities of domestic and integrated foreign operations denominated in foreign currencies are translated at year-end exchange rates. Non-monetary assets and liabilities of integrated foreign operations are translated at the historical rate relevant for the particular asset or liability. The exchange gains or losses resulting from the translations are included in "Interest, foreign exchange and other" expenses. Revenues and expenses are translated at prevailing market rates in the recognition year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Significant accounting policies (continued):

Income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income tax assets and liabilities are determined based on the temporary differences between the accounting basis and the tax basis of assets and liabilities. These temporary differences are measured using the current tax rates and laws expected to apply when these differences reverse. Future tax benefits are recognized to the extent that realization of such benefits is considered more likely than not. The effect on future tax assets and liabilities of a change in income tax rates is recognized in earnings in the period that includes the substantive enactment date.

Investment tax credits related to research and development are recognized in earnings as a reduction of such expenses when the Company has made the qualifying expenditures and there is reasonable assurance that the credits will be realized.

Derivative financial instruments

The Company manages its foreign exchange exposure on anticipated net cash inflows, principally U.S. dollars and Euros, through the use of options and forward contracts.

The Company may, from time to time, manage its exposure to commodity price risk associated with sales of lumber, pulp and newsprint through the use of cash-settled hedge (swap) contracts. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.

The Company does not currently apply hedge accounting for these derivative financial instruments. These are measured at fair value, with changes in fair value after September 27, 2003, recognized in income. The unrealized gain as of September 27, 2003, is being amortized into earnings based on the original maturity date of the contracts.

2. Acquisitions:

2005 – None

2004

On October 28, 2003, the Company acquired all of the assets of BTLSR Toledo Inc. ("BTLSR"), a custom manufacturer of spray-dried powdered resins located in Toledo, Ohio (USA). Depending on the financial results of BTLSR, the seller is entitled to a maximum Contingent Value Right (CVR) payment, over the five-year period following the sale, of U.S. $3.0 million (Canadian $3.9 million).

On November 3, 2003, the Company acquired the assets of two sawmills located in La Sarre and Senneterre ("La Sarre Senneterre"), Quebec from Nexfor Inc.

On December 15, 2003, the Company acquired the assets of a sawmill located in Chapleau ("Chapleau"), Ontario from Weyerhaeuser Company Limited.

On August 4, 2004 the Company acquired the remaining 50% interest in Excel Forest Products ("Excel"), a sawmill located in Opasatika, Ontario.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Acquisitions: (continued):

Details of the acquisitions are as follows:
					2004
		La Sarre
	BTLSR	Senneterre	Chapleau	Excel	Total
Net assets acquired:
Working capital:
Non-cash working capital	$ 2.6	$ 9.4	$ 3.5	$ –	$ 15.5
	2.6	9.4	3.5	–	15.5
Non-working capital:
Investments	–	1.0	–	–	1.0
Fixed assets	5.9	51.3	21.9	–	79.1
Other assets	–	–	–	2.1	2.1
Goodwill	–	–	–	2.5	2.5
Long-term debt and other liabilities	–	(2.6)	–	–	(2.6)
Future income taxes	–	–	–	(0.7)	(0.7)
Minority interests	–	–	–	2.8	2.8
	5.9	49.7	21.9	6.7	84.2
	$ 8.5	$ 59.1	$ 25.4	$ 6.7	$ 99.7
Consideration paid in cash	$ 8.5	$ 59.1	$ 25.4	$ 6.7	$ 99.7

3. Inventories:

	2005	2004
Finished goods	$ 279.3	$ 277.5
Logs and wood chips	156.4	157.0
Supplies and materials	143.7	134.9
	$ 579.4	$ 569.4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Investments in joint ventures:

The consolidated financial statements include the Company's proportionate share of the revenues, expenses, assets and liabilities of AV Cell Inc., 1387332 Ontario Limited (Marathon Pulp joint venture), Temlam Inc., and Temrex Forest Products Limited Partnership at 50%, as follows:
	2005	2004
Assets:
Current assets	$ 76.2	$ 72.2
Fixed assets and other	161.8	136.9
	$ 238.0	$ 209.1

Liabilities and equity:
Current liabilities	$ 60.7	$ 46.3
Long-term debt	50.7	39.2
Other long-term liabilities	9.1	10.1
Equity	117.5	113.5
	$ 238.0	$ 209.1

Sales	$ 226.8	$ 220.5
Expenses	227.3	215.3
Earnings (loss) before income taxes, interest, and minority interests	$ (0.5)	$ 5.2

Cash provided by (used in):
Operating	$ 2.2	$ 8.4
Investing	33.5	(16.5)
Financing	(32.5)	7.4
	$ 3.2	$ (0.7)

5. Fixed assets:

			2005			2004
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net
Land	$ 20.2	$ –	$ 20.2	$ 23.0	$ –	$ 23.0
Production buildings and equipment:
Pulp mills	1,785.4	845.6	939.8	1,739.4	761.0	978.4
Newsprint and Paper mills	860.6	367.1	493.5	988.2	325.9	662.3
Sawmills	543.9	278.2	265.7	573.3	247.5	325.8
Boardmill	295.7	127.0	168.7	295.2	116.5	178.7
Roads and timber holdings	151.6	65.2	86.4	142.3	57.6	84.7
Other buildings and equipment	89.2	42.7	46.5	93.5	39.8	53.7
Assets under construction	110.0	–	110.0	95.0	–	95.0
	$ 3,856.6	$ 1,725.8	$ 2,130.8	$ 3,949.9	$ 1,548.3	$ 2,401.6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Other assets:

	2005	2004
Deferred costs, at amortized value:
Development, pre-operating costs and other	$ 10.0	$ 11.6
Financing costs	11.3	13.6
Assets held for resale	1.0	4.8
Long-term loans to employees	8.3	9.5
Timber rights	26.1	27.7
Deferred pension costs	66.1	51.9
	$ 122.8	$ 119.1

Long-term loans to employees:

Included in long-term loans to employees is $5.6 million (2004 – $6.3 million) of share purchase loans. At September 24, 2005, there were 489,575 (2004 – 552,625) shares held in trust in respect of the employee loans for which the market value was $2.38 (2004 – $8.45) per share. These shares are held in trust as security for the loans, which are non-interest bearing, and with defined repayment terms not exceeding 10 years.

7. Goodwill:

Chemicals
	Forest		& other
	products	Paper	products	Consolidated
2004
Goodwill, beginning of year	$ 3.9	$ 21.6	$ 0.9	$ 26.4
Acquisition (note 2)	2.5	–	–	2.5
Goodwill, end of year	$ 6.4	$ 21.6	$ 0.9	$ 28.9

2005
Goodwill, beginning of year	$ 6.4	$ 21.6	$ 0.9	$ 28.9
Goodwill impairment	(4.0)	(21.6)	–	(25.6)
Goodwill, end of year	$ 2.4	$ –	$ 0.9	$ 3.3

8. Operating bank loans:

The Company had approximately $428.4 million (2004 – $353.3 million) of revolving operating credit facilities for which accounts receivable and inventories are pledged as collateral. Interest rates range between prime and prime plus 2.25%. At September 24, 2005, $187.7 million (2004 – $73.9 million) were drawn on the above facilities and $29.1 million (2004 – $25.6 million) were reserved for letters of credit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Long-term debt:

	2005	2004
Tembec Inc.:
Unsecured notes, non-interest bearing, maturing on September 30, 2009.
The notes may be prepaid at the option of the issuer at any time	$ 23.9	$ 23.9
Tembec Industries Inc.:
8.625% Unsecured Senior Notes (US$350.0 million) redeemable at the option of the Company on or after June 30, 2004 at specified redemption prices, due June 30, 2009 with semi-annual interest payments due
June 30 and December 30 of each year	409.9	446.3
8.50% Unsecured Senior Notes (US$500.0 million) redeemable at any time at the option of the Company, at a price that includes a make-whole payment, due February 1, 2011 with semi-annual interest payments due February 1
and August 1 of each year	585.6	637.6
7.75% Unsecured Senior Notes (US$350.0 million) redeemable at any time at the option of the Company, at a price that includes a make-whole payment, due March 15, 2012 with semi-annual interest payments due March 15
and September 15 of each year	409.9	446.3
Tembec SAS:
Unsecured term loans (Euro 2.7 million in 2005 – Euro 3.3 million in 2004), bearing interest at rates up to 1.5%, repayable and maturing at various dates
to December 2013	3.9	5.1
Other Tembec SAS obligations	7.1	8.3
Tembec Envirofinance SAS:
Unsecured term loans (Euro 8.9 million in 2005 – Euro 4.9 million in 2004), non-interest bearing, repayable and maturing at various dates from June 2014
to June 2017	12.6	7.7
1387332 Ontario Limited (Marathon Pulp joint venture) (50% proportionate consolidation):
Term loan bearing interest at prime rate plus 2.75%, maturing March 31, 2006	12.9	15.5
Temlam Inc. (50% proportionate consolidation):
Term loans bearing interest at 6.75% and between prime rate plus 3/4% and 1 1/2%, maturing on various dates to June 2015, repayable in monthly instalments
of varying amounts	32.5	7.5
Other long-term obligations	17.4	19.2
	1,515.7	1,617.4
Less current portion	21.3	9.4
	$ 1,494.4	$ 1,608.0

Certain covenants:

The indentures of agreements for Tembec's borrowings contain restrictive covenants, including restrictions on the incurrence of additional indebtedness, the investments in other persons, the creation of liens, sale and leaseback transactions, certain amalgamations, mergers, consolidations and sales of assets and certain transactions with affiliates.

The Marathon joint venture does not meet certain financial covenants on its revolving operating line and its term loan with a syndicate of banks. As a result, the operating line, which expired in March 2005, has not been renewed pending the outcome of ongoing discussions with the syndicate. There is no recourse to the shareholders on either of these loan facilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Long-term debt (continued):

Instalments on consolidated long-term debt for the four years following September 30, 2006 are as follows:
2007	$ 6.7
2008	7.3
2009	419.8
2010	36.4

10. Other long-term liabilities and credits:
	2005	2004
Accrued benefit liability – pension benefit plans	$ 54.3	$ 48.6
Accrued benefit liability – other benefit plans	56.3	53.4
Balance payable on acquisition of Jager Building Systems Inc.	7.0	6.7
Reforestation – BC operations	6.1	6.6
Environment and other asset retirement obligations	7.7	8.3
Deferred government assistance	–	1.0
Deferred gain on sale of assets	5.1	5.6
Other	3.0	6.0
	$ 139.5	$ 136.2

11. Minority interests:
	2005	2004
AV Cell Inc.	$ 5.0	$ 5.0
Brassac SAS	0.4	0.3
	$ 5.4	$ 5.3

12. Redeemable preferred shares:
	2005	2004
16,627,500 Series 2 Class B preferred shares	$ 16.6	$ 16.6
9,103,710 Series 4 Class B preferred shares	9.1	9.1
	$ 25.7	$ 25.7

13. Share capital:

Authorized:

Unlimited number of common voting shares, without par value.

Unlimited number of non-voting Class B preferred shares issuable in series without par value, with other attributes to be determined at time of issuance:

Unlimited number of Series 2 Class B shares redeemable at any time by the Company and, commencing on June 26, 2011, at the option of the holder, the redemption price being equal to the issue price plus declared and unpaid dividends. The Series 2 Class B shares are entitled to a preferential and non-cumulative dividend equal to the dividend yield percentage paid on the common shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Share capital (continued):

Authorized (continued):

9,103,710 0.5% per month non-cumulative Series 4 Class B shares redeemable at any time by the Company and after September 30, 2009, at the option of the holder, the redemption price being equal to the issue price plus declared and unpaid dividends. The Series 4 Class B shares can be redeemed in cash or in common shares at the option of the Company.

250,000 Class C shares, with a par value of $1 each, non-voting, participating and redeemable at the issue price plus the increase in the book value per share since the issue date.
	2005	2004
Issued and fully paid:
85,616,232 common shares (2004 – 85,860,932)	$ 831.4	$ 833.8
Series 2 Class B preferred shares (note 12)	–	–
Series 4 Class B preferred shares (note 12)	–	–
	$ 831.4	$ 833.8

		2005		2004
	Common		Common
	shares	Amount	shares	Amount
Balance, beginning of year	85,860,932	$ 833.8	85,817,932	$ 834.2

Shares issued:
Long-term Incentive Plan	–	–	43,000	0.4
Excel Forest Products	–	–	–	(0.8)

Shares repurchased	(244,700)	(2.4)	–	–
Balance, end of year	85,616,232	$ 831.4	85,860,932	$ 833.8

During the year, the Company extended its normal course issuer bid allowing it to repurchase for cancellation up to 4,293,046 common shares (2004 – 4,290,896) (approximately 5% of outstanding shares). In 2005, the Company purchased and cancelled 244,700 common shares at a total cost of $1.9 million. The discount of the repurchase price over the average historical issue price amounted to $0.5 million and was included in contributed surplus. No common shares were repurchased under the plan during 2004.

As a result of a contingency based on the share price of Tembec, the Company was required to pay $0.8 million with respect to the March 19, 2001 acquisition of a 50% interest in Excel Forest Products.

The following table provides the reconciliation between basic and diluted earnings (loss) per share:
	2005	2004
Net earnings (loss)	$ (304.3)	$ 37.0
Weighted average number of common shares outstanding	85,637,908	85,838,097
Dilutive effects:
Employees stock options	62,644	48,460
Weighted average number of diluted common shares outstanding	85,700,552	85,886,557
Basic earnings (loss) per share	$ (3.55)	$ 0.43
Diluted earnings (loss) per share	$ (3.55)	$ 0.43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Share capital (continued):

The diluted loss per share is the same as the basic loss per share as the dilutive factors result in a decrease in the loss per share.

Under the Long-term Incentive Plan, the Company may, from time to time, grant options to its employees. The plan provided for the issuance of up to a maximum of 5,400,000 common shares at an exercise price equal to the market price of the Company's common shares on the date of the grant. These options vest over a five-year period and expire ten years from the date of issue.

The Company applied the settlement-based method of accounting for stock-based compensation awards granted to employees prior to September 28, 2003. Under this method, no compensation expense was recorded over the vesting period of these options. The Company disclosed the pro forma effect on net earnings (loss) and earnings (loss) per share had the fair value-based method been applied for options granted between September 29, 2001 and September27, 2003.

In accordance with Section 3870 of the CICA Handbook, the following pro forma disclosures present the effect on earnings (loss) per share had the fair value-based method been chosen.
	2005	2004
Net earnings (loss):
As reported	$ (304.3)	$ 37.0
Pro forma	$ (304.5)	$ 36.5
Earnings (loss) per share:
As reported	$ (3.55)	$ 0.43
Pro forma	$ (3.55)	$ 0.43

For stock options granted during the year, the Company recorded a compensation expense of $1.1 million (2004 – $0.3 million). Contributed surplus has been adjusted for the same amount. The fair value of each option granted was estimated on the date of grant using the Black & Scholes option-pricing model with the following assumptions:
	2005	2004
Dividend yield	0.0%	0.0%
Volatility	35.4%	34.6%
Risk-free interest rate	3.8%	4.4%
Expected option life (in years)	7.5	7.5
Weighted average fair value of each option	$ 1.85	$ 3.02

The following table summarizes the changes in options outstanding and the impact on weighted average per share exercise price during the year:
		2005		2004
		Weighted		Weighted
		average		average
		exercise		exercise
	Shares	price	Shares	price
Balance, beginning of year	3,352,786	$ 12.13	3,323,876	12.40
Options granted	1,701,253	5.02	309,910	8.08
Options exercised	–	–	(43,000)	9.35
Options expired	(924,786)	13.04	(238,000)	11.06
Balance, end of year	4,129,253	$ 9.00	3,352,786	12.13
Exercisable, end of year	1,952,215	$ 12.41	2,621,275	12.71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Share capital (continued):

The following table summarizes the weighted average per share exercise price and the weighted remaining contractual life of the options outstanding as at September 24, 2005:
		Outstanding options		Exercisable options
		Weighted			Weighted
	Number	remaining	Average		average
	of	contractual	exercise	Number of	exercise
Year granted	options	life	price	options	price
1996	120,552	0.30	$ 9.739	120,552	$ 9.739
1997	902,872	1.80	13.224	902,872	13.224
1998	46,644	2.61	7.086	46,644	7.086
1999	265,812	3.18	9.035	265,812	9.035
2000	349,678	4.31	15.743	349,678	15.743
2001	76,860	5.29	11.458	61,488	11.458
2002	226,556	6.12	10.790	135,934	10.790
2003	173,088	7.20	10.305	69,235	10.305
2004	274,043	8.15	8.117	–	–
2005	1,693,148	9.44	5.009	–	–
	4,129,253	6.15	$ 9.001	1,952,215	$ 12.414

Under the Employee Share Purchase Plan, employees may purchase common shares of the Company up to 10% of their base salary or wage. The Company contributes 25% of the amount invested by the employee if the shares are held for a minimum period of time. Purchases of common shares under this plan occur on the open market. In 2005, the cost of share purchases for the benefit of the employees amounted to $0.4 million ($0.4 million – 2004).

14. Commitments and contingencies:

Countervailing and antidumping duties:

In response to the expiration of the Softwood Lumber Agreement, a number of industry groups in the United States filed petitions with the U.S. Department of Commerce ("USDOC") and the U.S. International Trade Commission ("USITC") alleging unfair trade practices by the Canadian softwood lumber industry. These petitions proposed that certain softwood lumber exports from Canada to the United States be charged with countervailing and antidumping duties.

Countervailing duty

On August 9, 2001, the USDOC imposed a preliminary countervailing duty of 19.31% on Canadian softwood lumber shipped to the U.S. The Company subsequently accrued $21.8 million of countervailing duty covering shipments of lumber to the U.S. between August 17, 2001 and December 15, 2001. On March 22, 2002, the USDOC issued its final determination in the countervailing duty investigations, adjusting the rate from 19.31% to 19.34% and subsequently corrected for ministerial errors to 18.79%. The USDOC also determined that no critical circumstances existed, and accordingly, the duty would not apply retroactively to May 19, 2001. On May 16, 2002, the USITC announced it had found no current injury, but a threat of injury, to the U.S. lumber industry, effectively removing the requirement to remit any funds relating to lumber shipped to the U.S. prior to December 15, 2001. The finding of threat of injury resulted in the USDOC issuing an order to collect countervailing duties on a going forward basis. During the June 2002 quarter, the Company reversed the $21.8 million it had accrued from August 2001 to December 2001. The bonds posted to cover the liability were also cancelled.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Commitments and contingencies (continued):

Countervailing duty (continued)

Effective May 22, 2002, the Company has been subject to a countervailing duty of 18.79%. A charge of $18.2 million was incurred during Fiscal 2002 relating to lumber shipments to the U.S. between May 22 and September 28, 2002. A charge of $49.7 million was incurred during Fiscal 2003 relating to lumber shipments to the U.S. between September 29, 2002 and September 27, 2003. A charge of $68.3 million was incurred during fiscal 2004 relating to lumber shipments to the U.S. between September 28, 2003 and September 25, 2004. On December 20, 2004, the USDOC reduced the countervailing duty deposit rate to 17.18%. On February 17, 2005, the rate was further corrected to 16.37%. For Fiscal 2005, a charge of $57.0 million was incurred relating to lumber shipments to the U.S. between September 26, 2004 and September 24, 2005. The Company is currently remitting cash deposits to cover the applicable duty.

Antidumping duty

On October 31, 2001, the USDOC imposed a preliminary antidumping duty averaging 10.76% on all of the Company's softwood lumber shipments to the U.S. beginning on November 6, 2001. The aforementioned average rate was assigned specifically to the Company based on the USDOC's review of the Company's actual historical shipments to the U.S. On March 22, 2002, the USDOC issued its final determination in the antidumping investigation, increasing the Company's average rate from 10.76% to 12.04% and subsequently corrected to 10.21% for ministerial errors. As at March 30, 2002, the Company had accrued $9.7 million of antidumping duty covering shipments of lumber to the U.S. between November 6, 2001 and March 30, 2002. On May 16, 2002, the USITC announced it had found no current injury to the U.S. lumber industry, but a threat of injury, effectively removing the requirement to remit any funds relating to lumber shipped to the U.S. prior to May 5, 2002. The USITC finding of threat of injury allowed the USDOC to place an antidumping order on softwood lumber. During the June 2002 quarter, the Company reversed the $9.7 million it had accrued from November 2001 to March 2002. The bonds posted to cover the liability were also cancelled.

Effective May 22, 2002, the Company has been subject to an average antidumping duty of 10.21%. A charge of $10.1 million was incurred during Fiscal 2002 relating to lumber shipments to the U.S. between May 22 and September 28, 2002. A charge of $31.5 million was incurred during Fiscal 2003 relating to lumber shipments to the U.S. between September 29, 2002 and September 27, 2003. A charge of $43.1 million was incurred during fiscal 2004 relating to lumber shipments to the U.S. between September 28, 2003 and September 25, 2004. On December 20, 2004, the USDOC increased the antidumping duty deposit to 10.59%. On February 17, 2005, the rate was further corrected to 9.1%. For fiscal 2005, a charge of $32.4 million was incurred relating to lumber shipments to the U.S. between September 26, 2004 and September 24, 2005. The Company is currently remitting cash deposits to cover the applicable duty.

The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time.

Commitments:

The Company has entered into operating leases for property, plant and equipment. The Company also has commitments to purchase property, plant and equipment, roundwood, wood chips, gas, electricity and certain chemicals. The Company also has interest payment commitments on long-term debt. All commitments in foreign currencies were measured using the year-end exchange rates. Minimum future payments under these operating leases and other commercial commitments, determined as at September 24, 2005 were as follows:
	Total	Less than 1	2-3	4-5	More than
	years	year	years	years	5 years
Operating lease obligations	$ 27.5	$ 8.6	$8.1	$ 4.6	$ 6.2
Purchase obligations	$ 292.1	$ 114.4	$ 83.3	$ 55.6	$ 38.8
Interest Payments	$ 636.3	$ 121.2	$ 240.7	$ 203.4	$ 71.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Commitments and contingencies (continued):

Other:

Tembec is party to claims and lawsuits, which are being contested. Management believes that the resolution of these claims and lawsuits will not have a material adverse effect on Tembec's financial condition, earnings or liquidity.

15. EBITDA:

EBITDA is defined as earnings before unusual items, interest, income taxes, depreciation and amortization and other non-operating expenses. On a consolidated basis, the Company believes that it is a useful indicator of its ability to generate funds to meet debt service and capital expenditure requirements. EBITDA is not intended as an alternative measure of cash flows from operating activities as determined in accordance with Canadian GAAP. Because EBITDA may not be calculated identically by all companies, the presentation in the Company's financial statements may not be directly comparable to similarly titled measures of other companies. The reconciliation of cash flows from operating activities as determined in accordance with Canadian GAAP to EBITDA is summarized as follows:
	2005	2004
Cash flows from operating activities	$ (37.2)	$ 206.8
Interest on long-term debt	124.3	135.1
Interest on short-term debt	5.7	2.0
Interest income	(2.5)	(3.9)
Investment income	(0.7)	(22.7)
Interest capitalized on construction projects	(2.8)	(5.2)
Proceeds from sale of derivative financial instruments	(138.7)	(193.7)
Other foreign exchange items	17.1	16.6
Bank charges and other financing expenses	6.8	5.7
Current income taxes	6.7	6.9
Minority interests	–	0.4
Unusual items – cash portion	31.4	–
Change in non-cash working capital	24.6	28.6
Other	(9.6)	(8.1)
EBITDA	$ 25.1	$ 168.5

In addition, the Company also uses EBITDA internally to evaluate the financial and operating performance of its reportable segments and individual business units. The Company believes that it is a useful indicator of profitability of its business segments and individual business units. Segmented EBITDA is equivalent to operating earnings (loss) prior to unusual items and the deduction of depreciation and amortization expense. The various components are outlined in the consolidated business segment information.

16. Depreciation and amortization:
	2005	2004
Fixed assets	$ 234.0	$ 226.6
Deferred development, pre-operating costs and other	6.1	8.1
Impairment charge	3.6	–
	$ 243.7	$ 234.7

During the fourth quarter of 2005, the Company recognized an impairment charge of $3.6 million ($2.4 million after-tax) related to an Eastern Ontario sawmill. These assets are included in the Forest products segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Unusual items:

2005

During the December 2004 quarter, as a result of a major restructuring of its sawmills in North Eastern Ontario, the Company recorded a non-cash charge of $15.5 million including $2.5 million for goodwill relating to the reduction of the carrying value of the fixed and other assets of two sawmills that were permanently closed. Employee severance and other closure costs amounting to $4.8 million were also recorded. The after-tax effect of theses charges was $14.2 million.

During the June 2005 quarter, the Company recorded a non-cash charge of $114.7 million relating to the reduction of the carrying value of the fixed and other assets of three sawmills, a papermill and a remanufacturing facility that were permanently or indefinitely closed. Employee severance and other closure costs amounting to $21.4 million were also recorded. The after-tax effect of these charges was $91.7 million.

During the September 2005 quarter, as a result of the permanent closure of the pressurized groundwood pulping line and one of the four paper machines at the St. Francisville, Louisiana papermill, the Company recorded a non-cash charge of $39.8 million relating to the reduction of the carrying value of the fixed and other related assets. Employee severance and other closure costs amounting to $5.2 million were also recorded. Also during the September 2005 quarter, the Company recorded a non-cash charge of $30.0 million relating to the reduction of the carrying value of a dismantled pulp machine and a dismantled paper machine. During the September 2005 quarter, the Company performed the required annual impairment test of goodwill and found that impairment did exist in relation to its hardwood flooring and its newsprint business. As a result, goodwill impairment charges of $1.5 million and $21.6 million, respectively were recorded. The after-tax effect of these charges was $87.5 million.

2004

During the September 2004 quarter, the Company recorded a non-cash charge of $9.8 million relating to the write-down of a paper machine removed from service at a newsprint facility. The after-tax impact of this item was $6.6 million.

During the March 2004 quarter, the Company recorded a non-cash charge of $36.8 million relating to the write-down of its investment in the Gaspesia Papers Limited Partnership. The charge was the result of a decision made by the partners to halt work on the modernization project and seek creditor protection. The charge included the write-down of the original investment of $35.0 million and a provision of $1.8 million for the non-recovery of expenses incurred as part of service agreements with Gaspesia Papers Limited Partnership. The after-tax impact was $36.2 million.

The following table provides the components of the unusual items by reportable segment:
			2005
	Forest
	products	Paper	Consolidated
Fixed assets write-down	$ 34.0	$ 109.9	$ 143.9
Fixed assets depreciation	–	37.5	37.5
Goodwill impairment	4.0	21.6	25.6
Other assets (a)	–	6.6	6.6
Write-down of investments	0.2	–	0.2
Obsolescence of inventory and other current assets	2.8	6.5	9.3
Severance and other labour related costs	12.8	10.6	23.4
Idling and other costs	3.3	4.7	8.0
	$ 57.1	$ 197.4	$ 254.5

(a) Includes $3.8 million of other assets related to pulp segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Unusual items (continued):
2004
Chemical
& other
	Paper	products	Consolidated
Fixed assets write-down	$ 9.8	$ –	$ 9.8
Write-down of investments	–	36.8	36.8
	$ 9.8	$ 36.8	$ 46.6

During the year, as a result of its restructuring activities, the Company reduced its salaried and hourly workforce at certain locations and recorded approximately $23.4 million for termination costs including severance and other labour-related costs. Idling and other costs of $8.0 million were also recorded.

The following table provides the reconciliation components of the mill closure provisions by reportable segment. No charges were incurred in 2004.
				2005
		Forest
		products	Paper	Consolidated
Opening balance		$ –	$ –	$ –
Additions:	Severance and other labour-related costs	12.8	10.6	23.4
	Idling and other costs	3.3	4.7	8.0
Payments:	Severance and other labour-related costs	(6.6)	(3.4)	(10.0)
	Idling and other costs	(1.4)	(1.2)	(2.6)
Ending balance		$ 8.1	$ 10.7	$ 18.8

18. Interest, foreign exchange and other:
	2005	2004
Interest on long-term debt	$ 124.3	$ 135.1
Interest on short-term debt	5.7	2.0
Interest income	(2.5)	(3.9)
Investment income	(0.7)	(22.7)
Interest capitalized on construction projects	(2.8)	(5.2)
	124.0	105.3

Amortization of deferred financing costs	5.4	5.3
Amortization of deferred gain on foreign exchange contracts	(117.9)	(149.3)
Derivative financial instruments gain	(30.3)	(84.6)
Other foreign exchange items	17.1	16.6
Loss on consolidation of foreign integrated subsidiaries	6.0	2.0
Bank charges and other financing expenses	6.8	5.7
	(112.9)	(204.3)
	$ 11.1	$ (99.0)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. Income taxes:

The tax effects of the significant components of temporary differences that give rise to future income tax assets and liabilities are as follows:
	2005	2004
Future income tax assets:
Non-capital loss carryforwards and pool of deductible
scientific research and development expenditures	$ 374.8	$ 299.4
Investment tax credits	68.2	57.5
Employee future benefits	13.0	11.8
Foreign exchange contract	–	16.4
Corporate minimum taxes paid	5.6	5.6
Capital loss carryforwards	14.7	15.2
Other	13.8	19.5
Valuation allowance	(156.4)	(77.3)
	333.7	348.1
Future income tax liabilities:
Fixed assets	(251.3)	(356.3)
Exchange gain on long-term debt	(79.7)	(57.1)
Timber rights	(5.9)	(6.5)
Other	(21.2)	(30.8)
	(358.1)	(450.7)
Net future income tax liabilities	$ (24.4)	$ (102.6)

As reported in the consolidated balance sheet:
Future income tax assets	$ 94.9	$ 88.5
Future income tax liabilities	(119.3)	(191.1)
Net future income tax liabilities	$ (24.4)	$(102.6)

Certain subsidiaries have accumulated the following losses and credits for income tax purposes, which may be carried forward to reduce taxable income and taxes payable in future years.
		Expiring
	Amounts	dates
Non-capital loss carried forward for Canadian subsidiaries	$ 504.0	2006 to 2015
Non-capital loss carried forward for foreign subsidiaries	338.1	2020 to 2025
Pool of deductible scientific research and experimental development	289.8	Unlimited
Investment tax credits and corporate minimum tax	73.8	2007 to 2014

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. Income taxes (continued):

The reconciliation of income taxes calculated at the statutory rate to the actual tax provision is as follows:
	2005	2004
Earnings (loss) before income taxes and minority interest	$ (359.4)	$ 79.7
Income taxes based on combined federal and provincial
income tax rates of 33.3% (2004 – 34.5%)	$ (119.7)	$ 27.5
Increase (decrease) resulting from:
Manufacturing and processing deduction	–	(0.9)
Future income taxes adjustment due to rate enactments	–	6.0
Net losses not recognized	32.9	28.9
Change in valuation allowance	32.2	–
Rate differential between jurisdictions	(9.1)	(14.2)
Permanent differences:
Non-taxable portion of exchange gain on long-term debt	(19.5)	(16.1)
Non-deductible loss on consolidation of foreign integrated subsidiaries	4.1	3.2
Other permanent differences	21.0	2.4
Large corporations tax	3.0	5.5
	64.6	14.8
Income taxes (recovery)	$ (55.1)	$ 42.3

Income taxes:
Current	$ 6.7	$ 6.9
Future	(61.8)	35.4
Income taxes (recovery)	$ (55.1)	$ 42.3

20. Pension plans:

Defined contribution plans

The Company contributes to defined contribution plans, provincial and labour sponsored pension plans, group registered retirement savings plans, deferred profit sharing plans, and 401(k) plans. The pension expense under these plans is equal to the Company's contribution. The 2005 pension expense was $14.8 million ($14.6 million in 2004.)

Defined benefit plans

The Company has several defined benefit pension plans. Non-unionized employees in Canada joining the Company after January 1, 2000, participate in defined contribution plans. Some of the defined benefit plans are contributory. The pension expense and the obligation related to the defined benefit plans are actuarially determined using management's most probable assumptions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. Pension plans (continued):

Components of net periodic benefit cost for defined benefit plans:

	2005	2004
Current service cost	$ 15.9	$ 17.6
Interest cost	45.7	43.8
Actual return on plan assets	(62.6)	(69.9)
Actuarial loss (gain)	169.7	(46.6)
Plan amendments and other	0.7	–
Net expense (income) before adjustments to recognize the long-term
nature on the plans	169.4	(55.1)

Difference between expected and actual return on plan assets	18.7	31.2
Difference between net actuarial loss (gain) and actuarial loss (gain)	(164.6)	58.6
Difference between amortization of past service costs for
the year and actual plan amendment for the year	(0.5)	0.2
Other adjustments	4.7	(0.1)
Net periodic benefit cost	$ 27.7	$ 34.8

The Company's funding policy is to contribute annually the amount required to provide for benefits earned in the year and to fund past service obligations over periods not exceeding those permitted by the applicable regulatory authorities. Past service obligations arise from improvements to plan benefits. The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at June 30 of each year. Actuarial valuations for funding purposes are conducted on a triennial basis, unless required earlier by pension legislation. The latest actuarial valuations were conducted for 15 plans on December 31, 2004, 3 on December 31, 2003, and 3 on December 31, 2002.

Change in accrued benefit obligation:
	2005	2004
Accrued benefit obligation at beginning of year	$ 716.7	$ 719.7
Current service cost	15.9	17.6
Interest cost	45.7	43.8
Employee contributions	4.9	4.8
Benefits paid	(32.8)	(30.9)
Plan amendments	0.7	–
Actuarial loss (gain)	169.7	(46.6)
Foreign exchange rate changes and other adjustments	(9.1)	(7.5)
Acquisitions	–	15.8
Accrued benefit obligation at end of year	$ 911.7	$ 716.7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. Pension plans (continued):

Change in fair value of defined benefit plan assets:
	2005	2004
Fair value of defined benefit plan assets at beginning of year	$ 577.9	$ 483.7
Actual return on plan assets	62.6	69.9
Employer contributions	33.9	42.2
Employee contributions	4.9	4.8
Benefits paid	(32.8)	(30.9)
Foreign exchange rate changes	(9.0)	(5.0)
Acquisitions	–	13.2
Fair value of defined benefit plan assets at end of year	$ 637.5	$ 577.9

The assets of the pension plans are held by an independent trustee and accounted for separately in the Company's pension funds. Based on the fair value of assets held at June 30, 2005, the plan assets were comprised of 1% (2% in 2004) in cash and short-term investments, 4% (5% in 2004) in real estate, 44% (43% in 2004) in bonds and 51% (50% in 2004) in Canadian, U.S. and foreign equities.

Equity securities include Tembec's common shares in the amount of $0.3 million (0.05% of total plan assets held at CIBC Mellon) and $0.7 million (0.17% of total plan assets held at CIBC Mellon) at June 30, 2005 and June30,2004, respectively.

The following table presents the difference between the fair value of the defined benefit pension plan assets and the actuarially determined accrued benefit obligation as at September 24, 2005 and September 25, 2004. This difference is also referred to as either the deficit or surplus, as the case may be, or the funded status of the plans.

The table further reconciles the amount of the surplus or deficit (funded status) to the net amount recognized in the Consolidated Balance Sheets. The difference between the funded status and the net amount recognized in the Consolidated Balance Sheets, in accordance with Canadian GAAP, represents the portion of the surplus or deficit not yet recognized for accounting purposes. This approach allows for a gradual recognition of changes in accrued benefit obligations and plan performance over the expected average remaining life of the employee group covered by the plans.

Reconciliation of funded status:
	2005	2004
Fair value of defined benefit plan assets	$ 637.5	$ 577.9
Accrued benefit obligation	(911.7)	(716.7)
Plan deficit	(274.2)	(138.8)
Employer contributions after measurement date (June 30)	10.8	9.2
Unamortized past service costs	3.2	2.7
Unamortized net actuarial loss	272.0	130.2
Net benefit asset	$ 11.8	$ 3.3

Amounts recognized in the Consolidated Balance Sheets:
	2005	2004
Deferred pension costs	$ 66.1	$ 51.9
Accrued benefit liability	(54.3)	(48.6)
Net benefit asset	$ 11.8	$ 3.3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. Pension plans (continued):

The accrued benefit obligations in excess of fair value of plan assets at year-end with respect to pension benefit plans that are not fully funded are as follows:
	2005	2004
Fair value of plan assets	$ 637.5	$ 499.6
Accrued benefit obligations	(911.7)	(645.4)
Plan deficit	$ (274.2)	$ (145.8)

Weighted-average significant assumptions:
	2005	2004
Accrued benefit obligation at end of year:
Discount rate	4.98%	6.38%
Rate of compensation increase	3.45%	3.39%
Net periodic benefit cost for the year:
Discount rate	6.38%	5.93%
Rate of compensation increase	3.39%	3.01%
Expected long-term return on assets	7.48%	7.78%

21. Other employee future benefit plans:

The Company offers post-retirement life insurance, health care and dental care plans to some of its retirees. The Company offers post-employment health care and dental care plans to disabled employees.

The post-retirement and post-employment plans are unfunded.

The Company measures its accrued benefit obligation for accounting purposes as at June 30 of each year.

Components of net periodic benefit cost for other employee future benefit plans:
	2005	2004
Current service cost	$ 1.3	$ 1.4
Interest cost	3.9	4.0
Post-employment	0.9	0.9
Actuarial loss (gain)	8.9	(4.7)
Past service costs	–	1.0
Difference between amortization of past service costs for the
year and actual plan amendment for the year	0.1	(1.0)
Difference between net actuarial loss (gain) and actuarial loss (gain)	(8.4)	5.9
Other adjustments	1.1	(0.1)
Periodic benefit cost	$ 7.8	$ 7.4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. Other employee future benefit plans (continued):

Change in accrued benefit obligation:
	2005	2004
Accrued benefit obligation at beginning of year	$ 64.1	$ 68.2
Current service cost	1.3	1.4
Interest cost	3.9	4.0
Employee contributions	0.3	0.1
Benefits paid	(3.2)	(2.6)
Actuarial loss (gain)	8.9	(4.7)
Past service costs	–	1.0
Foreign exchange rate changes	(1.2)	(1.6)
Post-employment	1.3	(0.2)
Government prescription drug subsidy	–	(1.5)
Accrued benefit obligation at end of year	$ 75.4	$ 64.1

Change in fair value of other employee future benefit plan assets:
	2005	2004
Fair value of assets of other employee future benefit plans at beginning of year	$ –	$ –
Employer contributions	2.9	2.5
Employee contributions	0.3	0.1
Benefits paid	(3.2)	(2.6)
Fair value of assets of other employee future benefit plans at end of year	$ –	$ –

The table further reconciles the amount of the surplus or deficit (funded status) to the net amount recognized in the Consolidated Balance Sheets. The difference between the funded status and the net amount recognized in the Consolidated Balance Sheets, in accordance with Canadian GAAP, represents the portion of the surplus or deficit not yet recognized for accounting purposes. This approach allows for a gradual recognition of changes in accrued benefit obligations and plan performance over the expected average remaining life of the employee group covered by the plans.

Reconciliation of funded status:
	2005	2004
Plan deficit	$ (75.4)	$ (64.1)
Employer contributions after measurement date (June 30)	0.7	0.8
Unamortized past service costs	0.9	1.0
Unamortized net actuarial loss	17.5	8.9
Net benefit liability	$ (56.3)	$ (53.4)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. Other employee future benefit plans (continued):

Weighted-average significant assumptions:
	2005	2004
Accrued benefit obligation at end of year:
Discount rate (weighted)	4.99%	6.30%
Rate of compensation increase	3.50%	3.50%

Benefit cost for year:
Discount rate (weighted)	6.30%	5.90%
Rate of compensation increase	3.50%	3.50%

Assumed health care cost trend rate at end of year (weighted):
Initial health care cost trend	10.00%	10.00%
Annual rate of decline in trend rate	1.00%	1.00%
Ultimate health care cost trend rate	5.00%	5.00%

Effect of change in health care cost trend rate	1% increase	1% increase
Total of service cost and interest cost	$ 0.5	$ 0.5
Accrued benefit obligation	6.0	$ 5.1

Effect of change in health care cost trend rate	1% decrease	1% decrease
Total of service cost and interest cost	$ (0.4)	$ (0.4)
Accrued benefit obligation	$ (5.4)	$ (4.6)

22. Financial instruments:

(a) Derivative financial instruments:

The following tables summarize the changes in the market value of derivative financial instruments and in the deferred gain on foreign exchange contracts:

(i) Derivative financial instruments:
	Opening	Gain	Disbursements	Ending
2005	balance	(loss)	(proceeds)	balance
Market value of outstanding foreign
exchange contracts	$ 104.9	$ 22.7	$ (127.4)	$ 0.2
Maket value of commodity-related derivative
financial instruments	9.4	7.6	(11.3)	5.7
	114.3	$ 30.3	$ (138.7)	5.9
Less current portion	82.2			5.9
	$ 32.1			$ –

	Opening	Gain	Disbursements	Ending
2004	balance	(loss)	(proceeds)	balance
Market value of outstanding foreign
exchange contracts	$ 223.4	$ 86.5	$ (205.0)	$ 104.9
Maket value of commodity-related derivative
financial instruments	–	(1.9)	11.3	9.4
	223.4	$ 84.6	$ (193.7)	114.3
Less current portion	92.9			82.2
	$ 130.5			$ 32.1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. Financial instruments (continued):

(a) Derivative financial instruments (continued):

(ii) Unamortized deferred gain on foreign exchange contracts:
	Opening		Ending
2005	balance	Amortization	balance
Foreign exchange contracts sold prior to fiscal 2004	$ 25.8	$ (25.8)	$ –
Foreign exchange contracts outstanding at the
beginning of fiscal 2004	130.5	(92.1)	38.4
	156.3	$ (117.9)	38.4
Less current portion	117.9		38.4
	$ 38.4		$ –

	Opening		Ending
2004	balance	Amortization	balance
Foreign exchange contracts sold prior to fiscal 2004	$ 82.2	$ (56.4)	$ 25.8
Foreign exchange contracts outstanding at the
beginning of fiscal 2004	223.4	(92.9)	130.5
	305.6	$ (149.3)	156.3
Less current portion	149.3		117.9
	$ 156.3		$ 38.4

(b) Foreign currency rate risk:

The Company realizes a significant portion of its sales in foreign currencies, principally US$ and Euros, and enters into various types of foreign exchange contracts in managing its foreign exchange risk. In addition, this risk is partially covered by US$ purchases and debt service. The Company does not hold or issue financial instruments for trading purposes.

The Company had the following US$ foreign exchange contracts convertible into Canadian $ at September 24, 2005 and September 25, 2004:
		2005		2004
Maturity per quarter	Average rate	US$ millions	Average rate	US$ millions
2005 – December 2004	–	–	1.5965	61.7
– March 2005	–	–	1.5883	60.6
– June 2005	–	–	1.5792	55.2
– September 2005	–	–	1.6029	55.0
2006 – December 2005	–	–	1.6112	45.0
– March 2006	–	–	1.5617	55.0
	–	–	1.5894	332.5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. Financial instruments (continued):

(b) Foreign currency rate risk (continued):

The Company had the following US$ foreign exchange contracts convertible into Euros at September 24, 2005 and September 25, 2004:
		2005		2004
Maturity per quarter	Average rate	US$ millions	Average rate	US$ millions
2005 – December 2004	–	–	1.0012	2.2
– March 2005	–	–	1.0953	2.2
– June 2005	–	–	1.0911	2.2
– September 2005	–	–	1.0744	1.9

2006 – December 2005	1.2050	1.7	1.1145	0.9
– March 2006	1.1671	1.9	1.1461	1.6
– June 2006	1.1480	1.4	1.1480	1.4
– September 2006	1.1479	1.7	1.1479	1.7

2007 – December 2006	1.2752	1.4	1.2075	0.7
– March 2007	1.2280	1.0	1.2006	0.7
– June 2007	1.2092	0.7	1.2092	0.7
– September 2007	1.3052	0.7	1.2125	0.2

2008 – December 2007	1.3498	0.3	–	–
	1.2033	10.8	1.1124	16.4

(c) Commodity price risk:

Markets for the Company's principal products are highly competitive and cyclical in nature. To mitigate the impact of commodity price volatility of earnings, the Company may periodically purchase commodity price hedges (lumber, pulp and newsprint). The Company does not hold or acquire commodity price instruments for trading purposes. However, due to the nature of lumber futures contracts, they are not normally held to maturity. At September 24, 2005 and September 25, 2004, the Company did not hold any significant commodity price hedges.

(d) Credit risk:

The Company does not have a significant exposure to any individual customer or counterparty. The Company reviews a new customer's credit history before extending credit and conducts regular reviews of its existing customers' credit performance. The Company may require payment guarantees, such as letters of credit, or obtains credit insurance coverage. The allowance for doubtful accounts as at September 24, 2005 and September 25, 2004 was $5.8 million and $6.2 million, respectively.

(e) Fair value of financial instruments:

The carrying amount of cash and cash equivalents, accounts receivable, operating bank loans and accounts payable and accrued charges approximates their fair values because of the near-term maturity of those instruments.

The carrying value and the fair value of long-term debt, balance payable on acquisition of companies and redeemable preferred shares at September 24, 2005 were $1,548.5 million (2004 – $1,649.9 million) and $1,073.0 million (2004 – $1,689.2 million), respectively.

The fair value of long-term debt that is actively traded is based on the closing trading value at the respective year-end dates. The fair value of the long-term debt that is not actively traded, balance payable on acquisition of companies and redeemable preferred shares debt has been determined based on management's best estimate of the fair value to renegotiate these financial instruments with similar terms at the respective year-end dates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. Summary of material differences between generally accepted accounting principles (GAAP) in Canada and the United States:

The consolidated financial statements of the Company have been prepared in accordance with Generally Accepted Accounting Principles (GAAP) in Canada. The following adjustments would be required to reconcile the financial statements to U.S. GAAP and with practices prescribed by the United States Securities and Exchange Commission (SEC) for the two years ended September 24, 2005 and September 25, 2004.

If U.S. GAAP were employed, the net earnings (loss) for the year would be adjusted as follows:
	2005	2004
Net earnings (loss) under Canadian GAAP	$ (304.3)	$ 37.0
Adjustments:
Amortization of deferred gain on foreign exchange contracts (a)	(115.8)	(145.1)
Income taxes (b), (c)	39.0	46.5
Share in loss of affiliated companies (a), (d)	(2.2)	(4.0)
Goodwill impairment charge (c)	(9.1)	–
Depreciation of fixed assets (c)	0.3	0.3
Amortization of pre-operating costs (d)	4.4	3.8
Development and pre-operating costs (d)	(1.3)	(3.5)
Pension	0.9	(0.3)
Net loss under U.S. GAAP	$ (388.1)	$ (65.3)

Loss per share under U.S. GAAP:
Basic	$ (4.53)	$ (0.76)
Diluted	$ (4.53)	$ (0.76)

The cumulative effect of the adjustments on the consolidated assets, liabilities and shareholders' equity is as follows:
	2005	2004
Total assets under Canadian GAAP	$ 3,424.7	$ 3,921.9
Adjustments:
Goodwill (c)	–	9.1
Fixed assets (c)	(7.0)	(7.3)
Investments (a), (d), (e)	106.5	111.2
Proportionate consolidation (e)	(229.1)	(209.1)
Other assets:
Deferred development and pre-operating costs (d)	(9.2)	(9.9)
Loans to employees for share purchases (g)	(5.6)	(6.3)
Deferred pension costs (f)	3.1	(1.2)
Future income taxes (b), (c)	26.0	14.6
	(115.3)	(98.9)
Total assets under U.S. GAAP	$ 3,309.4	$ 3,823.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. Summary of material differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):
	2005	2004
Total liabilities under Canadian GAAP	$ 2,534.5	$ 2,726.6
Adjustments:
Deferred gain on foreign exchange contracts (a)	(37.6)	(153.3)
Proportionate consolidation (e)	(120.5)	(95.6)
Future income taxes (b), (c)	(10.7)	40.4
Pension liabilities (f)	174.0	61.7
	5.2	(146.8)
Total liabilities under U.S. GAAP	$ 2,539.7	$ 2,579.8

Total shareholders' equity under Canadian GAAP	$ 890.2	$ 1,195.3
Total asset adjustments	(115.3)	(98.9)
Total liability adjustments	(5.2)	146.8
Total shareholders' equity under U.S. GAAP	$ 769.7	$ 1,243.2

(a) Derivative financial instruments:

Prior to September 28, 2003, under Canadian GAAP, the Company applied hedge accounting for derivative financial instruments, which mainly consist of foreign exchange contracts, which were used to hedge future revenue stream.

Effective September 28, 2003, as a result of the adoption in Canada of the Accounting guideline AcG-13 of the CICA Handbook, the Company started accounting for derivative financial instruments on a market value basis. As a result, a deferred gain was recognized at the beginning of the fiscal year 2004 and is being amortized into earnings based on the original maturity dates of the then outstanding foreign exchange contracts.

Under U.S. GAAP, such derivative financial instruments were never accounted for using hedge accounting and, consequently, periodic changes in unrealized gains and losses on these derivative financial instruments are included in earnings based on the change in their current market value. Accordingly, the only difference remaining between Canadian and U.S. GAAP in respect of these derivative financial instruments is the amount of the deferred gain either recognized in each year or not yet recognized in earnings under Canadian GAAP. The outstanding balance of the deferred gain and the amount recognized in earnings during the year on such derivative financial instruments are reversed out of earnings and shareholders' equity under U.S. GAAP.

(b) Income taxes:

On October 1, 2000, Tembec adopted the Canadian accounting recommendations for income taxes (CICA Handbook Section 3465). The Canadian accounting recommendations essentially harmonize the principles of Canadian GAAP with those of U.S. GAAP. For Canadian GAAP, the new standard was applied prospectively. For U.S. GAAP, the statement has been applied since 1992. Prior to 2000, under Canadian GAAP, Tembec accounted for income taxes using the deferral method. Under U.S. GAAP, income taxes are being provided for by the liability method. The deferred tax impact of other reconciling items is also included in this caption.

(c) Income taxes related to purchase accounting and goodwill:

(i)  Prior to adoption of CICA Handbook Section 3465, deferred tax assets or liabilities resulting from temporary differences between the recorded costs of acquired fixed assets and the tax bases of such assets were not recorded under Canadian GAAP. Consequently, purchase price allocation under U.S. GAAP related to acquisitions before October 1, 2000 was different and this results in continued differences because Tembec has adopted CICA Handbook Section 3465 prospectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. Summary of material differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

(c) Income taxes related to purchase accounting and goodwill (continued):

(ii)  Furthermore, under US GAAP, goodwill resulted from purchase price allocation, which did not exist under Canadian GAAP and was found to be impaired as a result of the annual impairment test and was subsequently written off.

(d) Deferred development and pre-operating costs:

Under U.S. GAAP, certain development and pre-operating costs, capitalized under Canadian GAAP, would have been charged against earnings.

(e) Joint ventures:

Interest in joint ventures is recognized using the proportionate consolidation method under Canadian GAAP. Under U.S. GAAP, joint ventures are accounted for using the equity method.

Earnings recognized by each of the two methods are the same. However, a reconciliation of U.S. GAAP of the financial statements of the joint venture may result in adjustments.

(f) Pension liabilities:

At September 24, 2005, $170.9 million (2004 – $62.1 million) was recognized as an additional minimum pension liability on the balance sheet and in other comprehensive income. The amount was recognized under SFAS No. 87 due to an actuarially valued minimum accumulated benefit obligation in excess of the fair value of the Plans' assets.

(g) Loans to employees for share purchases:

Under U.S. GAAP, loans to employees for share purchases, classified as other assets under Canadian GAAP, have been reclassified under shareholders' equity.

(h) Comprehensive income:

Under U.S. GAAP, the Company is required to disclose certain information about comprehensive income. This information would be as follows for the years ended September 24, 2005 and September 25, 2004:
	2005	2004
Loss under U.S. GAAP	$ (388.1)	$ (65.3)
Other comprehensive (loss) income:
Minimum pension liabilities, net of income taxes (f)	(85.2)	61.6
Comprehensive loss	$ (473.3)	$ (3.7)

At September 24, 2005, and September 25, 2004, accumulated other comprehensive loss amounts to $129.6 million and $44.4 million, respectively.

24. Comparative figures:

Certain 2004 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2005.

Ten-Year Financial Review

	1996	1997	1998
SALES & EARNINGS ($ millions)
Sales	$990.8	$1,348.6	$1,605.2
Freight and sales deductions	130.3	170.2	182.3
Cost of sales	708.8	927.7	1,003.2
Selling, general & administrative	47.2	74.0	85.2
EBITDA	104.5	176.7	334.5

Depreciation & amortization	74.2	95.0	109.6
Unusual items			(22.6)
Interest on debt	84.4	92.4	99.0
Exchange loss (gain) on long-term debt	9.5	10.4	71.9
Foreign exchange and other financial charges (credits)	(9.5)	(2.4)	17.7
	(54.1)	(18.7)	58.9

Income taxes (recovery)	(10.6)		50.0
Share in loss (earnings) of related companies and minority interests	(35.6)	(3.7)
Net earnings (loss)	(7.9)	(15.0)	8.9
Interest on equity component of convertible debentures	2.0	2.7	1.7
Net earnings (loss) applicable to common shares	$(9.9)	$(17.7)	$7.2

ASSETS & CAPITALIZATION ($ millions)
Working capital (excluding cash and short term debt)	$187.7	$255.2	$318.7
Investments	101.7	6.6	13.5
Fixed assets (net)	1,262.4	1,535.7	1,560.3
Other assets	134.3	151.0	127.0
Net assets	$1,686.1	$1,948.5	$2,019.5

Net debt	$819.3	$877.2	$804.7
Deferred items and other long-term liabilities		2.9	1.8
Future income taxes	104.7	141.3	189.7
Minority interests	5.7	4.4	85.3
Redeemable preferred shares	36.6	36.6	36.6
Shareholders' equity	719.8	886.1	901.4
Total capitalization	$1,686.1	$1,948.5	$2,019.5
Net fixed assets additions	$102.4	$54.9	$116.7

FINANCIAL STATISTICS
Common shares outstanding at year end	46,899,039	69,570,809	69,854,628
Book value per share ($)	12.81	11.60	11.74
Earnings (loss) per share ($)	(0.21)	(0.32)	0.10
Diluted earnings (loss) per share ($)	(0.21)	(0.32)	0.13
EBITDA margin	10.5%	13.1%	20.8%
Cash flow provided by operations per share ($)	0.44	1.40	2.99
Ratio of current assets to current liabilities	2.2:1	1.6:1	3.0:1
Net debt to total capitalization	48.6%	45.0%	39.8%

The comparative figures have been restated to reflect the effect of the adoption of the amended Canadian Institute of Chartered Accountants recommendations regarding foreign currency translation.

TEN-YEAR FINANCIAL REVIEW

1999	2000	2001	2002	2003	2004	2005
$1,883.5	$2,598.1	$2,990.8	$3,391.0	$3,346.1	$3,664.8	$3,585.0
211.0	277.3	333.4	414.2	473.2	533.6	502.7
1,210.6	1,651.8	2,047.6	2,534.6	2,635.9	2,784.1	2,885.6
99.4	114.0	136.3	166.7	162.2	178.6	171.6
362.5	555.0	473.5	275.5	74.8	168.5	25.1

119.3	145.7	202.9	227.5	230.2	234.7	243.7
15.2	(1.5)		23.8	18.4	46.6	254.5
97.3	93.5	129.2	162.1	148.6	137.1	130.0
(35.6)	19.7	69.2	(3.7)	(263.9)	(93.5)	(124.8)
43.0	(9.0)	27.8	48.1	(30.6)	(236.1)	(118.9)
123.3	306.6	44.4	(182.3)	(27.9)	79.7	(359.4)

46.6	108.4	16.4	(66.5)	(37.6)	42.3	(55.1)
0.6	0.1	(0.5)	0.4	(1.7)	0.4
76.1	198.1	28.5	(116.2)	11.4	37.0	(304.3)

1.2
$74.9	$198.1	$28.5	$(116.2)	$11.4	$37.0	$(304.3)

$335.5	$382.4	$545.7	$499.2	$440.5	$416.8	$490.5
19.2	25.5	28.0	59.5	55.0	22.1	19.5
1,748.7	2,064.8	2,586.4	2,487.8	2,415.1	2,401.6	2,130.8
118.2	139.8	163.1	274.8	284.2	236.5	221.0
$2,221.6	$2,612.5	$3,323.2	$3,321.3	$3,194.8	$3,077.0	$2,861.8

$898.1	$994.6	$1,623.4	$1,798.7	$1,643.7	$1,485.0	$1,681.7
10.0	60.9	143.0	130.4	146.9	174.6	139.5
174.1	252.0	237.6	186.0	211.6	191.1	119.3
83.9	31.4	8.5	8.7	7.5	5.3	5.4
36.6	25.7	25.7	25.7	25.7	25.7	25.7
1,018.9	1,247.9	1,285.0	1,171.8	1,159.4	1,195.3	890.2
$2,221.6	$2,612.5	$3,323.2	$3,321.3	$3,194.8	$3,077.0	$2,861.8
$90.9	$264.9	$230.8	$98.9	$131.8	$142.7	$145.0

73,881,392	81,666,459	86,147,268	86,415,732	85,817,932	85,860,932	85,616,232
12.61	15.04	14.68	13.33	13.51	13.92	10.40
1.05	2.46	0.35	(1.35)	0.13	0.43	(3.55)
0.91	2.29	0.34	(1.35)	0.13	0.43	(3.55)
19.2%	21.4%	15.8%	8.1%	2.2%	4.6%	0.7%
2.68	5.47	3.40	0.64	0.47	2.74	(0.15)
2.5:1	2.0:1	2.5:1	1.9:1	1.9:1	1.7:1	1.4:1
40.4%	38.1%	48.9%	54.2%	51.4%	48.3%	58.8%